NOTIFICATION OF LATE FILING

(Check one):

_____ Form 10-K

_____ Form 20-F

_____Form 11-K

_____Form 10-Q

_____Form 10-D

_____Form N-SAR

X Form N-CSR

For Period Ended:	October 31, 2006

____Transition Report on Form 10-K

____Transition Report on Form 20-F

____Transition Report on Form 11-K

____Transition Report on Form 10-Q

____Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Unified Series Trust – QCM Absolute Return Fund

Full Name of Registrant

_________________________________

Former Name if Applicable

431 N Pennsylvania St

Address of Principal Executive Office (Street and Number)

Indianapolis, IN 46204

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Additional time needed reconcile broker accounts

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

was required to file such report(s) been filed ? If answer is no, identify report(s).	X Yes	No

____________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unified Series Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___1/10/07___________ By ___/s/ Terry Gallagher______________________________